UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of February 2023

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 February 2023 entitled ‘Total voting rights and issued capital’
99.2Media release dated 1 February 2023 entitled ‘Rio Tinto expresses its gratitude to search crews for locating missing capsule’
99.3Media release dated 16 February 2023 entitled ‘Rio Tinto and Marubeni partner to create stronger and more responsible Aluminium supply chains’
99.4Media release dated 21 February 2023 entitled ‘Road to a Greener Future: Rio Tinto Partners with BMW Group on Premium Aluminium Car Parts’
99.5Stock Exchange announcement dated 22 February 2023 entitled ‘Changes to Ore Reserves and Mineral Resources’
99.6Stock Exchange announcement dated 22 February 2023 entitled ‘Ore Reserves and Mineral Resources updates: supporting information and Table 1 checklist’
99.7Stock Exchange announcement dated 22 February 2023 entitled ‘Notification of dividend / distribution’
99.8Stock Exchange announcement dated 22 February 2023 entitled ‘Our approach to climate change 2022’
99.9Stock Exchange announcement dated 23 February 2023 entitled ‘Appendix 4G – Key to Disclosures – Corporate Governance Council Principles and Recommendations’
99.10Stock Exchange announcement dated 27 February 2023 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 March 2023	Date	1 March 2023